[NovaMed Letterhead] June 10, 2008	NovaMed, Inc. 980 North Michigan Avenue Suite 1620 Chicago, Illinois 60611 Telephone 312-664-4100 Facsimile 312-664-4250

VIA EDGAR AND FACSIMILE (202) 772-9206

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:	NovaMed, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File No. 000-26625

Ladies and Gentlemen:

This letter is submitted on behalf of NovaMed, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from Tia Jenkins dated May 12, 2008 to Thomas S. Hall, Chief Executive Officer of the Company.  The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter.  For your convenience, your comments have been reproduced in bold below, together with the responses.  Capitalized terms used and not defined herein shall have the meanings given to such terms in the Company’s filing.

Market for Registrant’s Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 25

1.                                      Please provide the information regarding the securities authorized for issuance under your equity compensation plan set forth in Item 201 (d) of Regulation S-K.

Response:  The information required by Item 201(d) of Regulation S-K is included in the Executive Compensation section of our definitive proxy statement, which is incorporated by reference into Item 12 of the Annual Report on Form 10-K.  We relied on Question and Answer 4.01 of the Staff’s Compliance and Disclosure Interpretations related to Item 201 of Regulation S-K to include the Item 201(d) information in this fashion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and Estimates, page 28

2.                                      Please expand the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates.  Discuss the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making the critical estimate are effective in conveying this information.  Refer to FRC 501.14 for additional guidance.

Response:  We have considered the Staff’s comment and believe that the determination of allowances for contractual adjustments and doubtful accounts (“contractual allowances”) constitutes the only significant estimate for which additional disclosure would be meaningful to investors.  As a result, we will revise future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2008, to add the following to our “Revenue Recognition and Accounts Receivable, Net of Allowances” policy:  “While we believe that our contractual allowances are appropriate, if our actual contractual adjustments or bad debt differ from our estimates, our results of operations may be affected.  During the years ended December 31, 2008, 2007 and 2006, we had no significant adjustments to our contractual allowances related to prior periods.”

3.                                      We note in last sentence of your critical accounting policy related to revenue recognition and accounts receivable that you have not experienced significant fluctuations between estimated and actual return activity and discounts given.  Please expand to describe your historical experience in estimating the contractual allowances related to your surgical facility revenue.

Response:  We believe the additional disclosure indicated in our response to Staff comment no. 2 addresses the comment regarding our contractual allowances relating to surgical facility revenue.

Liquidity and Capital Resources, page 36

4.                                      Please expand your discussion and analysis of operating cash flows to address material changes in underlying drivers, rather than merely describing items identified on the face of the statement of cash flows.  Refer to FRC 501.13.b.1 for additional guidance.

Response:  We have considered the Staff’s comment and plan to expand on our discussion of operating cash flows in future filings to address material changes in underlying drivers consistent with the following example:

Operating activities for 2007 generated $18.3 million in cash flows compared to $14.7 million in 2006.  Of the $3.7 million increase in cash flows from operating activities, $3.6 million was due to higher net income after adding back the following non-cash items: depreciation and amortization, gain on sale of minority interests/divestitures, (earnings) loss on non-consolidated affiliate, loss on investment in non-consolidated affiliate, stock-based compensation expense, loss on sale of ASC, deferred income taxes and goodwill and asset impairment charge.  Changes in operating assets and liabilities added $2.2 million to the increase in cash flows from operating activities and the difference between minority interest and distributions to minority partners resulted in a decrease of $2.1 million.  The primary driver to the cash contribution from the changes in operating assets and liabilities was the improvement in our cash collection of accounts receivable.  In 2006, we experienced a delay in receiving new insurance provider numbers which delayed the billing and collection process for certain ASCs acquired in 2006.  There were no such delays experienced in 2007.  Because our distributions to minority partners are based on available cash at our ASCs, the collection delays we experienced in 2006 resulted in lower distributions that year.

5.                                      We note on page 37 that borrowing availability under your revolving credit facility are based on a ratio of your total indebtedness to your earnings before interest, taxes, depreciation and amortization as defined in the credit agreement.  Please disclose the amount of your revolving credit facility that is available to you at period-end.  In addition to the extent that it is reasonably likely that your maximum borrowing amount would materially change, discuss the sensitivity of your maximum borrowing amount to changes in your ratio of total indebtedness to EBITDA.

Response:  We have considered the Staff’s comments and plan to supplement the existing disclosure with the following in future filings (updated for the current period):  “Based on this ratio for the four quarters ending December 31, 2007, our total remaining availability under our credit facility at December 31, 2007 was approximately $56 million.  However, since we receive pro forma credit for acquired EBITDA and our primary use for our credit facility is to fund acquisitions, our potential availability could be much greater if the additional borrowings are used to acquire businesses with EBITDA.  Our maximum borrowing availability increases or decreases with increases or decreases in our EBITDA.  At December 31, 2007, our maximum additional borrowing availability under our credit agreement was approximately $100 million.”

Consolidated Balance Sheets, page F-4

6.                                      We note that your allowances on accounts receivable include the allowances for contractual adjustments.  Please tell us why you gross-up your accounts receivable and allowance for the allowances for contractual adjustments.

Response:  Within the surgery center industry, we invoice a wide range of payors for services rendered that include Medicare, insurance companies, workers compensation and patients.  Although we have contracts with many of these payors that specify the exact amount we will be reimbursed for certain services, we do not have contracts with all payors.  We have established fee schedules that are used to invoice for services rendered which become the basis for our gross accounts receivable.  The contractual allowance is the difference between the fee we charge and the amount we expect to be paid based on contractual agreements and, in cases where we do not have contracts, historical experience.  Although we do not separately track contractual adjustments and provision for doubtful accounts, we believe that the amounts related to bad debts are immaterial for all periods presented.  As a result, for balance sheet presentation purposes, we disclose the total amount of allowances on the face of our balance sheet.

Consolidated Statements of Operations, page F-5

7.                                      We note that you recorded a loss on investment in non-consolidated affiliate for $1,041.  We further note in Note 19 on page F-36 that the loss represented an impairment of an equity method investment.  Please disclose in your footnotes the reasons for the impairment and a description as to how you measured the impairment.

Response:  We have considered the staff’s comment and in future filings will expand our description in Note 19 as follows: “During the fourth quarter of 2007, the Company recorded a charge of $1,041 related to the full impairment of an equity method investment in its Ft. Lauderdale, Florida ASC.  Following the Company’s investment, the surgical procedure volume, net revenue and profitability of this ASC declined.  After several attempts to improve the profitability of this ASC, the Company concluded that, based on its projection of future cash flows, a permanent impairment existed and wrote off its entire investment in the ASC.”

Consolidated Statements of Cash Flows, page F-7

8.                                      You report a net amount of $62 million of the issuance of convertible debt in the section of cash flows from financing activities.  This amount appears to be the net amount of proceeds from issuance of convertible debt for $75 million, payment for the call options for $24 million, proceeds from the sale of warrants for $14 million and debt discount for about $3 million.  Please tell us why you presented the activities on a net basis, as opposed to presenting the activities separately.  Refer to paragraphs 11 to 13 of SFAS 95 for additional guidance.

Response:  Since the debt proceeds, options and warrants were all part of a related transaction, net presentation was determined to be more meaningful.  In addition, all of the components of the transaction are fully described in the footnotes.

Notes to Consolidated Financial Statements, page F-8

Note 2.  Summary of Significant Accounting Policies, page F-8

Fair Value of Financial Instruments, page F-10

9.                                      We note that you believe the current carrying amount of your convertible notes approximates fair value because the interest rates on the instrument are subject to change with, or approximate, market interest rates.  However, it appears in Note 11 that the interest rates for your convertible notes are fixed at 1% per year.  Please disclose the fair value of your convertible notes.  Refer to paragraph 10 of SFAS 107 for additional guidance.

Response:  The reference to “convertible notes” should not have been included in the second sentence of the first paragraph under Fair Value of Financial Instruments on page F-10.  The Convertible Notes are publicly traded and price quotes can be obtained from financial sources.  At December 31, 2007, the carrying value and fair value of our Convertible Notes were $72,676 and $62,063, respectively.  In future filings we will disclose both the carrying value and fair value of the Convertible Notes at the end of the period.

10.                               We note that you have historically granted certain physicians physically settled written call options on the equity of certain ASCs and that you reverse the cumulative effect of previously recorded expense or income associated with changes in the fair market value of the written call options upon exercise of the options.  Related to these written call options, please address the following:

a.                                       Explain to us in more detail the terms of the written call options;

Response:  The options provided certain physicians the right to acquire our equity interests in specified ASCs for fixed prices at various dates in the future.

b.                                       Disclose how you determine the fair value of the call options;

Response:  The exercise price of the options equaled the initial fair values of the equity interests.  The initial fair values of the equity interests subject to the options were determined based on an analysis of comparable market multiples at the time the options were granted.  We subsequently used the Black Scholes model approach to estimate changes in the fair market value.

c.                                       Disclose the asset or liability recorded for the call options as of December 31, 2007 and 2006;

Response:  As of December 31, 2007 and 2006, we did not have any outstanding written call options.  As a result, there is no asset or liability recorded on our balance sheet as of December 31, 2007 or 2006.

d.                                       Disclose the amounts recorded to income for the changes in fair value of the call option;

Response:  There are no amounts recorded to income for the years presented in our Statement of Operations.

e.                                       Tell us the amounts recorded in income that represent the reversal of cumulative effect of previously recorded expense or income; and

Response:  There are no amounts recorded to income for the years presented in our Statement of Operations.

f.                                         Explain to us why you reverse the previously recorded expense or income if the option is exercised, and cite for us the accounting literature that you relied upon in determining that accounting treatment.

Response:  Since the written call options are exercisable at a fixed price and the initial liability and ending liability equal that fixed price (assuming exercise), the cumulative gain or loss on the option is zero.  In prior years, our research concluded that it has been the SEC staff’s longstanding position that written options initially should be reported at fair value and subsequently marked to fair value through earnings for options sold by the parent that permitted the option holder to buy or sell shares of the subsidiary.  This is the position described in a speech given by Mr. Greg Faucette, a Professional Accounting Fellow in the SEC’s Office of the Chief Accountant, at the 2003 AICPA-SEC conference.

NOTE:  We do not anticipate granting similar options in the future.  The historical grants were issued at a time when our company was undergoing a re-organization.

Revenue Recognition, page F-10

11.                               We note that you describe the activities that generate surgical facilities revenue; however, it does not appear that you describe the point at which you recognize revenue.  Please expand your policy to describe when you recognize surgical facilities revenue.

Response:  The third sentence of the referenced paragraph states that the revenue is recognized at the time the surgical procedure is performed.  We plan to move this to a separate paragraph in future filings to add clarity to the disclosure.

12.                               We note that surgical facility revenue is net of a provision for doubtful accounts.  Please tell us how you considered Rule 5-03(b)(5) of Regulation S-X in determining the classification of your provision for doubtful accounts.  In addition, separately present the provision for doubtful accounts as an adjustment to reconcile net income(loss) to net cash provided by operations on page F-7.  Refer to footnote 17 in paragraph 115 of SFAS 95 for additional guidance.

Response:  Our estimate of a provision for doubtful accounts is included with the calculation of contractual adjustments as a reduction of gross revenue.  We have considered Rule 5-03(b)(5) of Regulation S-X and footnote 17 in paragraph 115 of SFAS 95 but do not consider our provision for doubtful accounts to be significant enough to warrant separate measurement or disclosure.  As a result, we have not classified the bad debt provision within operating expenses in our consolidated statement of operations or reported it separately within cash flows from operating activities.  We plan to add the following disclosure to our revenue recognition policy in future filings: “Although the Company does not separately track contractual adjustments and provisions for doubtful accounts, management believes that the amounts related to bad debts are immaterial for all periods presented.”

Note 5.  Acquisitions and Sales of Minority Interest, page F-15

13.                               It appears that you have allocated a significant portion of the purchase price of the acquisitions that occurred during 2007, 2006 and 2005 to goodwill.  Please advise us of your consideration of paragraphs 39 and A14 of SFAS 141 as it relates to the recognition of intangible assets apart from goodwill.  In addition, advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.  To the extent the acquired businesses are similar, you may address our comment in aggregate.  We may have further comment.

Response:  At the time of each acquisition, we reviewed the guidelines set forth in paragraph 39 of SFAS 141 as well as the examples listed in Appendix A, paragraph A14 to determine if our ASC acquisitions included intangible assets that needed to be recognized apart from goodwill.  We have also obtained  third party valuations to assist with our evaluation of intangible assets for certain significant acquisitions.  Based on our analysis as well as the conclusions of the third party valuations, we have determined that none of the purchase price paid for our ASC acquisitions should be allocated to intangible assets apart from goodwill per the guidance outlined in SFAS 141.  Furthermore, there are no intangible assets included in goodwill that meet the criteria for recognition apart from goodwill.  The following is a summary of our assessment of the potential intangible assets related to our ASC acquisitions:

Marketing-related intangible assets

We reviewed all of the individual marketing-related intangible assets outlined in SFAS 141 and determined that they were either not applicable in the context of an ASC acquisition or had de minimis value.  A third party valuation firm reached the same conclusion.  Unlike other businesses that rely on marketing directly to the customer to generate sales, ASCs do little marketing.  Patients go where they are directed to by their doctors.  They do not select their own surgery centers.  Doctors generally use the surgery centers in which they have an ownership interest or that are most convenient for them.

At the time of an acquisition, we require the existing physician partners in an ASC to sign an agreement that is called a non-compete agreement.  However, due to the structure and terms of these agreements as well as regulatory limitations that prevent us from requiring these physicians to perform their surgical procedures in our facilities, we have concluded that the value of this intangible asset is de minimis.  A third party valuation firm also concluded that those non-compete agreements had no value.

Customer-related intangible assets

We have reviewed a detailed list of customer-related intangible assets including, but not limited to, customer lists, customer contracts, customer relationships, payor enrollment lists, medical charts, patient records and ASC telephone number.  Because the ASC does not have a direct relationship with its patients and its patients will go where they are directed by their doctor for their surgery, these intangible assets have de minimis value to an acquirer.  Furthermore, there is little repeat business with most patients.  The majority of the procedures done in the ASCs acquired by the Company are performed by the doctors who remain as partners in the ASC.  A list of these doctors has no additional value and a list of other doctors who perform procedures in the ASC is of de minimis value because there are multiple sources of lists of doctors in every market that are potential candidates to be users of an ASC.

Artistic-related intangible assets

We reviewed an extensive list of potential artistic-related intangible assets including, but not limited to, books, photographs, manuscripts, and videos.  We determined that none of these were acquired with any of our ASC acquisitions.

Contract-based intangible assets

We reviewed an extensive list of potential contract-based intangible assets and only noted the following at ASCs we acquired:

•                  Accreditations and licenses — accreditations are voluntary and can be obtained by complying with the standards of the accrediting body.  Licenses are required to operate an ASC but can be obtained by complying with the requirements and standards of the licensing body.  Both have de minimis value.

•                  Certificates of Need — some states require a certificate of need which is basically a permit to develop an ASC.  Certificates of need generally cannot be separated from the acquired entity and cannot be sold, rented or exchanged.  They also have indefinite lives and de minimis value.

•                  Lease agreements — all lease agreements were determined to be at market rates.

•                  DEA number and state pharmacy licenses — easily obtained and determined to have de minimis value.

Technology-based intangible assets

We reviewed an extensive list of potential technology-based intangible assets and concluded that none were acquired with our ASCs except for billing and financial software.  Because we move all financials to the Company’s own financial software, any acquired financial software had no value.  In some cases we keep the billing software but that requires us to pay a fee to the software vendor so there is no value assigned to the software.

For acquisitions other than ASCs, we analyze the individual purchase agreements to determine the proper allocation of the purchase price.  For example, we acquired a group purchasing organization business on December 31, 2007.  This business has different characteristics than an ASC and we are obtaining a third party valuation to assist in determining if there are intangible assets that have value apart from goodwill.

14.                               You indicate the goodwill is not amortized for book purpose while it is expected to be fully deductible for tax purposes.  We could not find a deferred tax consequence of this difference within the components of deferred tax assets (liabilities) on page F-22.  Please explain to us why.  Refer to paragraph 30 of SFAS 109 for additional guidance.

Response:  The deferred tax consequence of this difference is included within the depreciation and amortization line item within our deferred tax liabilities of footnote 10 on page F-22.  We believe this satisfies the requirements outlined in paragraph 30 of SFAS 109.

Note 7.  Goodwill and Other Intangible Assets, page F-17

15.                               Please provide the disclosures set forth by paragraphs 44.a. and 45.a. of SFAS 142, or tell us where you have provided them in your Form 10-K.

Response:  The purchase price relating to the acquisition of ASCs has been allocated entirely to tangible assets and liabilities and goodwill.  We have an insignificant and immaterial amount of amortizable intangible assets relating to the acquisition of a company within our marketing products and services business.  As a result, we do not believe disclosure would be meaningful to investors.

16.                               We note that you recorded impairments to goodwill of $10,537 thousand during 2007.  Please disclose where you have presented the impairment in your consolidated statements of operations, and provide the information set forth by paragraph 47 of SFAS 142.  Tell us how you define your reporting units for impairment testing of goodwill under SFAS 142.  To the extent the goodwill impairment charges pertain to the discontinued operations of the three ASCs, tell us how you allocated the amount of goodwill to each of the three disposed ASCs.

Response:  The goodwill impairment charge related to discontinued operations and is presented within the “Gain (loss) on disposal of discontinued operations” line in our consolidated statement of operations.  Although the goodwill impairment portion of our loss on disposal of discontinued operations is not discussed separately, we describe the facts and circumstances leading to the impairment of the discontinued operations (per SFAS 142, 47a) in Note 9.  We will incorporate the appropriate additional disclosures required by paragraph 47 of SFAS 142 in future filings.

We define our reporting units for goodwill impairment testing purposes at the individual ASC level.  We have done this because each ASC qualifies as an operating segment under SFAS 131 and we have no components, as defined in paragraph 30 of SFAS 142.  The operating results of our ASCs have been aggregated and reported as our surgical facilities operating segment, as disclosed in Note 16.

As noted above, the goodwill impairment charge relates to the discontinued operations.  The goodwill assigned to these ASCs was based on the initial purchase price allocation performed when we acquired the respective ASCs.

17.                               We note in the first paragraph of page F-19 that you recorded write-downs of the carrying value of net assets of the three ASCs that you determined to sell due to their continued unprofitability.  Please tell us whether you have any other ASCs that have continued unprofitability, and if so, tell us whether you tested the ASCs for impairment pursuant to paragraph 8 of SFAS 144 and paragraph 28 of SFAS 142.

Response:  We do not have any other ASCs that have continued unprofitability.  The goodwill relating to our remaining ASCs is supported by our analysis performed during the goodwill impairment testing process.

Note 11.  Long-Term Debt and Convertible Senior Subordinated Notes, page F-24

Convertible Senior Subordinated Notes, page F-24

18.                               Please disclose the rate at which your convertible senior notes are convertible into shares of common stock.

Response:  We have considered the Staff’s comment and plan to add the following language in future filings: “The Convertible Notes are convertible into the Company’s common stock at an initial conversion price of $6.371 per share, or approximately 156.9612 shares per $1,000 principal amount of Convertible Notes.”

19.                               We note in the first paragraph of page F-25 that you are required to settle any excess of the convertible notes’ conversion value above their principal amount by delivering shares of stock, cash or a combination thereof, at your option.  Please expand your disclosures to describe the amount of the conversion value and how it is calculated.

Response:  We have considered the Staff’s comment and plan to add the following language in future filings: “The conversion value of the Company’s Convertible Notes is equal to the market price of the Company’s common stock times the conversion rate of approximately 156.9612 shares per $1,000 principal amount of Convertible Notes.  A market price that  exceeds the conversion price of $6.371 at the time of settlement results in excess conversion value above the original principal amount of $1,000.”

20.                               Please explain to us how you applied the provisions of SFAS 133 and EITF 00-19 in evaluating whether the convertible note includes any embedded derivatives that should be bifurcated and accounted for separately.  In your response, address how you evaluated the conversion feature, the make-whole premium, and any other terms that could potentially give rise to an embedded derivative.

Response:  In considering the accounting for the Convertible Notes, we referred to the provisions of APB 14 paragraphs 3 and 12 which indicate that no portion of the proceeds from the issuance of the types of convertible securities described in paragraph 3 should be accounted for as attributable to the conversion feature (meaning bifurcated and accounted for separately).  Paragraph 3 describes convertible debt as “those debt securities which are convertible into common stock of the issuer at a specified price at the option of the holder and which are sold at a price or have a value at issuance not significantly in excess of the face amount.”  In addition, paragraph 3 states that the terms of such securities generally include: 1) an interest rate which is lower than the issuer could establish for non-convertible debt, 2) an initial conversion price which is greater than the market value of the common stock at the time of issuance and 3) a conversion price which does not decrease except pursuant to anti-dilution provisions.  Our Convertible Notes have an interest rate of 1.0%, which is significantly lower than our borrowing rate for non-convertible debt.  In addition, our Convertible Notes were issued with an initial 15% conversion premium and the conversion price will only be adjusted for anti-dilution purposes.

We also considered SFAS 133 in determining whether or not the conversion feature would need to be bifurcated from the debt instrument and accounted for separately.  SFAS 133 does not require us to bifurcate the stock conversion feature from the convertible debt provided that the feature, on a stand-alone basis, would be indexed to our common stock and classified as an equity instrument by the registrant.  Pursuant to paragraph  11(a) of SFAS 133, contracts issued or held by a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position should not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts.

EITF 01-06 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s stock.  Because the settlement amount that the holders of our Convertible Notes receive is based on the value of our common stock, our Convertible Notes meet the definition of being indexed to our common stock.  Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give a company the choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met.   We believe we meet all of the criteria in paragraphs 12 through 32 of EITF 00-19, as summarized below, and that the embedded conversion feature would be classified as equity if free-standing:

•                  Our Convertible Notes do not include any provision that could require net-cash settlement of the conversion feature.

•                  Our Convertible Notes permit us to settle in unregistered shares.

•                  We have sufficient authorized and unissued shares available to settle the Convertible Notes after considering all other commitments that may require the issuance of stock during the maximum period the Convertible Notes could remain outstanding.

•                  The Convertible Notes contain an explicit limit on the number of shares to be delivered in a share settlement.

•                  There are no cash payments to the counterparty in the event that we fail to make timely filings with the SEC.

•                  There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due.

•                  The Convertible Notes do not include contingent events outside our control that could require settlement in net cash, other than in specific circumstances in which holders of shares underlying the Convertible Notes also would receive cash in exchange for their shares.

•                  The Convertible Notes do not include any provisions that indicate the counterparty has rights that rank higher than those of a holder of our common stock.

•                  The Convertible Notes do not require us to post collateral at any point or for any reason.

•                  The Convertible Notes do not include any registration rights or related provisions for liquidated damages.

If the Convertible Notes are converted in connection with certain fundamental changes (as described in our response to question 21), we may be obligated to issue additional shares upon conversion as a make-whole premium.  The specific consequences of a fundamental change are explained in pages S-43 through S-47 of the Prospectus Supplement for the offering of our Convertible Notes.  If the fundamental change involves the purchase of the common shares of the Company with cash, then the Convertible Notes will be purchased for cash by the purchaser of the Company.

The Convertible Notes are not subject to redemption at our option and, therefore, do not contain a call feature.  The Convertible Notes do allow for conversion if certain conditions are satisfied which could be considered a put feature.  This put feature is clearly and closely related to the host instrument and in accordance with paragraph 12 and 61(d) of SFAS 133 is not required to be bifurcated from the debt.  Paragraph 61(d) of SFAS 133 indicates that call and put options in debt that can accelerate the repayment of principal are considered to be clearly and closely related to the debt instrument unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable and meets the requirements of paragraph 13 of SFAS 133.  Given that the embedded put option does not involve a substantial premium or discount and the Convertible Notes were issued at par, the put option is considered to be clearly and closely related to the debt host.

21.                               We note in the second paragraph of page F-26 that, if the convertible notes are converted in connection with certain fundamental changes, you may be obligated to issue additional shares upon conversion.  Please describe what events constitute a fundamental change, and describe how the make-whole premium is calculated.  Provide a quantitative analysis of the number of shares that could be issuable by you under this provision and a description of how and when the premium would be settled.

Response:  A fundamental change generally involves the occurrence of any of the following:

•                  Termination of trading of our common stock;

•                  If any person or group becomes the owner of shares of our stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power to elect a majority of our board of directors;

•                  We are party to a consolidation, merger, transfer or lease of all or substantially all of our assets;

•                  A majority of the members of our board of directors are not continuing directors; or

•                  The holders of our capital stock approve any plan or proposal for the liquidation or dissolution of the Company.

The Convertible Notes provide for an adjustment in the number of shares to be delivered upon conversion upon a qualifying fundamental change.  The specific number of additional shares to be received is based on the effective date the fundamental change occurs and either (1) the price paid per share of our common stock in the change of control or (2) the average of the last reported sales prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of such other qualifying fundamental change.  A table on page S-44 of the Prospectus

Supplement for the offering of our Convertible Notes sets forth the additional shares to be received per $1,000 principal amount of the notes based on different effective dates and different stock prices.  For example, if a qualifying fundamental change occurs on June 15, 2008 at a stock price of $6.00, then the holders of the Convertible Notes will receive 23.54 additional shares per $1,000 principal amount of notes held.  Furthermore, the maximum number of additional shares to be received per $1,000 principal amount of notes held is 23.54.

22.                               We note in the third paragraph of page F-26 that you entered into a hedge transaction with respect to your common stock.  Please clarify what you are hedging against by entering into the transaction.

Response:  The convertible note hedge transaction we entered into requires the counterparty to deliver to the Company the same number of shares of our common stock that the Company is required to deliver to the holders of our Convertible Notes upon conversion when our stock price exceeds the conversion price of $6.371 per share.  In other words, we have hedged against the conversion value exceeding the original face value of the Convertible Notes.

23.                               We note in the third paragraph of page F-26 that the purchased call option and warrant agreements have the effect of increasing the effective conversion price of the convertible notes to $8.31 per share.  Please explain to us how these agreements accomplish that effect.

Response:  In addition to the purchased call option, we also sold warrants to the same counterparty to purchase from the Company approximately 11,772,000 shares of our common stock (the number of shares underlying the Convertible Notes) at an exercise price of $8.31 per share.  On the date of settlement, the Company will be required to deliver shares of its common stock representing the value of the warrants in excess of $8.31 per share, if any.  The combination of the note hedge and sold warrants has the same effect as if the conversion price of the Convertible Notes was $8.31 per share.

For example, if our stock price is at $9.00 per share at the time of conversion, we would be required to deliver to the holders of our Convertible Notes 3,438,759 shares [(($9.00 - $6.371) x 11,772,092) / $9.00] and to the holders of the warrants 902,527 shares [(($9.00 - $8.31) x 11,772,092) / $9.00].  The counterparty to the purchased call option would be required to deliver to us 3,438,759 shares [(($9.00 - $6.371) x 11,772,092) / $9.00].  This results in 902,527 net new shares outstanding.  This is the same number of net new shares that would be outstanding if the conversion price of the Convertible Notes was $8.31 instead of $6.371, and we had not purchased the call option and sold the warrants.

Rule 12-09 Valuation Reserves, Schedule II

24.                               Please present the balances and activities of your allowance for bad debts separately from your allowance for contractual adjustments.

Response:  As discussed in our response to Staff comment no. 6, we do not separately track contractual adjustments and provision for doubtful accounts because we believe that the amounts related to bad debts are immaterial for all periods presented.  Please reference our responses to Staff comment nos. 2 and 6.

*   *   *   *

In connection with these responses, we acknowledge the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at 312-664-4100 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Scott T. Macomber
Scott T. Macomber
Executive Vice President and Chief Financial Officer